Exhibit 99.2

I-Mab and Jumpcan Announce Strategic Commercial Partnership on

Eftansomatropin Alfa

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The partnership brings together the strengths of an innovative global biotech and a domestic leading pharmaceutical company specialized in and committed to pediatric medicines to accelerate the commercialization of eftansomatropin alfa

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Jumpcan will pay I-Mab for a total of up to RMB 2.016 billion (approximately $315 million), including the upfront payment of RMB 224 million (approximately $35 million); this partnership deal represents one of the largest regarding China biopharma market

•	The partnership marks another critical milestone for I-Mab’s transformation towards commercialization and bringing this transformative treatment option for patients in need

SHANGHAI, China and GAITHERSBURG, MD. November 10, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, announced today that it has entered into a strategic collaboration agreement with Jumpcan Pharmaceutical Group (“Jumpcan”), a leading China pharmaceutical company specialized in and committed to pediatric medicines, for the development, manufacturing and commercialization of I-Mab’s highly differentiated long-acting recombinant human growth hormone, eftansomatropin alfa (TJ101) in mainland China.

Jumpcan is listed among the China Top 100 pharmaceutical companies. With a focus in pediatric medicines, it has more than 3,500 medical representatives and retail specialists, covering over 23,000 tiered hospitals in 30 provinces and cities across the country. Jumpcan’s revenue for full year 2020 and nine month ended September 30, 2021 reached RMB 6.2 billion and RMB 5.4 billion, respectively, with the pediatric segment accounting for 60% of the total.

The partnership brings together I-Mab’s leadership in drug innovation and manufacturing with Jumpcan’s commercial leadership in pediatric medicines in China with proven capabilities in market access and retail channels. The deal creates a strong foundation for the future development and commercialization of eftansomatropin alfa and marks another significant milestone in I-Mab’s commercial transformation following the announcement of its strategic collaboration with Sinopharm in October.

Under the collaboration agreement, I-Mab will continue to lead the ongoing registrational Phase 3 clinical trial of eftansomatropin alfa in pediatric growth hormone deficiency (PGHD). The two companies will share costs of manufacturing tech transfer, process optimization and new formulation development. I-Mab will be the marketing authorization holder (MAH) of the product and supply the product at agreed cost to Jumpcan. Jumpcan will be responsible for commercializing the product and developing new indications in collaboration with I-Mab in mainland China. I-Mab will provide clinical, manufacturing and academic support.

According to the terms of the collaboration agreement, Jumpcan will make an upfront payment of RMB 224 million to I-Mab and, upon achievement of development, registration and sales milestones, certain milestone payments of up to RMB 1.792 billion, making the non-royalty payments a total of up to RMB 2.016 billion. In addition, I-Mab and Jumpcan will share profits generated from commercialization of the product in mainland China on a 50/50 basis, pursuant to which I-Mab will be entitled to receive tiered low double-digit royalties on net sales.

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“Jumpcan is a leading player in pediatric therapeutics across China with a strong sales force covering more than 23,000 tiered hospitals in 30 provinces and cities,” said Dr. Jingwu Zang, Founder, Chairman and Director of I-Mab. “The strategic collaboration with Jumpcan is crucial for I-Mab as I believe the broad coverage and deep commercial experience of Jumpcan will accelerate the pre-launch and commercial launch readiness of eftansomatropin alfa to bring this differentiated therapy quickly to market and improve the lives of pediatric patients.”

“I-Mab is a true pioneer in R&D innovation with a globally competitive innovative pipeline. Eftansomatropin alfa is a safe and efficacious weekly therapy equivalent to daily rhGH therapy. We are excited to establish this strategic collaboration with I-Mab to accelerate the commercialization of this novel product. We regard this collaboration as an important turning point for Jumpcan to further strengthen our commitment to the pediatric therapeutic area.” said Mr. Fei Cao, Chairman of Jumpcan.

PGHD is a rare disease characterized by the inadequate secretion of growth hormone from the pituitary gland. A decrease in growth hormone can affect numerous physiological processes, including short stature and other physical traits as well as psychological disorders. In China there are more than 3.4 million children with growth hormone deficiency. Most recombinant human growth hormone (rhGH) available in China requires daily injections, which often hampers patient compliance and can adversely affect the clinical outcomes.

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About Eftansomatropin alfa (TJ101)

Eftansomatropin alfa (TJ101) is a potential highly differentiated long-acting recombinant human growth hormone being developed as a more convenient and effective therapy for growth hormone deficiency (GHD). Like endogenous growth hormone, eftansomatropin alfa stimulates the production of insulin-like growth factor 1 (IGF-1) in the liver, which has growth-stimulating effects on a variety of tissues, including osteoblast and chondrocyte activities that stimulate bone growth. IGF-1 is a reliable pharmacodynamic marker and the key mediator of growth-promoting activity of eftansomatropin alfa. Eftansomatropin alfa is based on Genexine’s patented hyFc® technology. The hyFc part consists of a portion of human immunoglobulin D (“IgD”) and G4 (“IgG4”). The former contains a flexible hinge, and the latter is responsible for half-life extension through neonatal Fc receptor (“FcRn”)-mediated recycling. Eftansomatropin alfa is currently in Phase 3 clinical study. Because of its unique molecular features, eftansomatropin alfa may have advantages over the conventional pegylated rhGH drugs and daily injections. In the previous clinical trials, including a Phase 2 study in Europe, eftansomatropin alfa demonstrated its safety and clinical efficacy of weekly or biweekly regimens as compared to that of the daily injected rhGH (Genotropin).

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About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of close to 20 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transition from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facilities and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding data from the eftansomatropin alfa (TJ101) clinical trials, the potential implications of clinical data for patients, and I-Mab’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of eftansomatropin alfa (TJ101). Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or NDA/BLA approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and the impact of the COVID-19 pandemic on the Company’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to I-Mab, and I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

John Long Chief Financial Officer john.long@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com